SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 24 December 2002

AngloGold Limited

(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

     Enclosure[s]

     IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER AND SUB-DIVISION OF ORDINARY SHARES

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000014601

(“AngloGold”)

•	IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER

•	SUB-DIVISION OF ORDINARY SHARES

1.	IMPLEMENTATION OF THE ODD-LOT OFFER

Shareholders are advised that the odd-lot offer to holders of less than 50 ordinary shares (“odd-lot holdings”) which closed at 16:00 on Friday, 20 December 2002, has been duly implemented.

2.	RESULTS OF THE ODD-LOT OFFER

The total number of ordinary shares required by shareholders who elected to purchase sufficient additional shares to increase their odd-lot holdings to holdings of 50 ordinary shares exceeded the total number of shares made available by those shareholders who elected to sell their odd-lot holdings and by those who failed to make an election.

Accordingly, AngloGold has issued an additional 139,098 ordinary shares.

In summary, the odd-lot offer resulted in:

	Number of	Number of	Value of
	shareholders	ordinary shares	ordinary shares

Holders electing/deemed to have elected to sell ordinary shares at R493.32 per share (offer price)	11,213	108,669	R 53,608,591.08
Holders electing to purchase ordinary shares at R468.65 per share (a 5% discount to offer price)	4,643	247,767	R116,116,004.55
Total ordinary shares issued by AngloGold		139,098	R 62,507,413.47

3.	ODD-LOT HOLDERS WHO HOLD CERTIFICATED ORDINARY SHARES

In respect of the sale of odd-lot holdings, cheques will be sent by post or first class mail (United Kingdom) at the risk of such odd-lot holders, and electronic funds transfers will be effected from Monday, 23 December 2002, against surrender of the existing documents of title to the Share Registrars in South Africa or the United Kingdom.

In respect of odd-lot holders who elected to purchase additional ordinary shares, new share certificates will be posted by registered post or first class mail (United Kingdom), or be available for collection from Monday, 6 January 2003, against surrender of existing documents of title to the Share Registrars in South Africa or the United Kingdom.

4.	ODD-LOT HOLDERS WHO HOLD DEMATERIALISED ORDINARY SHARES

Holders of dematerialised ordinary shares who elected to sell their odd-lot holdings, will have their accounts held at their Central Securities Depositary Participants or brokers credited with the proceeds from the sale on Monday, 23 December 2002.

Holders of dematerialised ordinary shares who elected to purchase additional shares or elected to sell/deemed to have sold their odd-lot holdings, will have their safe custody accounts held at their Central Securities Depositary Participants or brokers updated on Monday, 23 December 2002.

5.	SUB-DIVISION OF ORDINARY SHARES

Following the sub-division of each AngloGold ordinary share of 50 cents into two AngloGold ordinary shares of 25 cents each, with the last day to trade prior to the sub-division being Tuesday, 24 December 2002, the sub-divided ordinary shares of 25 cents each will be traded from Friday, 27 December 2002. The record date for the sub-division of ordinary shares is therefore Friday, 3 January 2003.

Shareholders who hold certificated ordinary shares will be issued new share certificates, which will be posted by registered post or first class mail (United Kingdom), or be available for collection from Monday, 6 January 2003, against surrender of existing documents of title to the Share Registrars in South Africa or the United Kingdom.

Holders of dematerialised ordinary shares will have their safe custody accounts held at their Central Securities Depositary Participants or brokers updated on Monday, 6 January 2003.

Notes:

1.	AngloGold has not registered and will not register under the U.S. Securities Act any AngloGold shares offered and sold under the odd-lot offer. Therefore, these AngloGold shares may not be offered or sold in the United States or to U.S. persons, unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

2.	Odd-lot shareholders who participated in the odd-lot offer are reminded of the representations and agreements that they have made by participating in the odd-lot offer. These representations and agreements are set forth in the circular to shareholders dated 11 November 2002 and the accompanying form of election.

Johannesburg 23
December 2002

JSE sponsor	Legal adviser in Australia	Legal adviser in South Africa	Legal adviser in the United States of America and the United Kingdom

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 24 December 2002	By:	/s/ C R Bull Name: C R Bull Title: Company Secretary